Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 29, 2008, relating to the 2007 financial statements (before retrospective adjustments to the financial statements) (not presented herein) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard for uncertainty in income taxes), the financial statement schedules of CB Richard Ellis Group, Inc., and the effectiveness of CB Richard Ellis Group, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of CB Richard Ellis Group, Inc. for the year ended December 31, 2007. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

November 6, 2008